Exhibit 99.1

Country Style Cooking Restaurant Chain Announces Resignation of Interim Chief Financial Officer

CHONGQING, China, June 23, 2015 — Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced that its Interim Chief Financial Officer, Ms. Flora Zeng, is resigning from her position at the Company due to personal reasons, effective June 30, 2015. The Company's Board of Directors has begun the search for a qualified successor to Ms. Zeng to fill the position. Mr. Xingqiang Zhang, the Chief Executive Officer and a director of the Company, will take over Ms. Flora Zeng’s responsibilities and serve as acting Chief Financial Officer of the Company.

Mr. Xingqiang Zhang commented, “On behalf of Country Style Cooking, we would like to thank Flora for her significant contributions to our company and wish her well in her future endeavors. We are still in the process of conducting our search for a qualified candidate to fill the position of Chief Financial Officer and aim to announce the appointment of a new Chief Financial Officer as soon as practicable.”

The Company noted that there were no disagreements between Ms. Flora Zeng and the Company's Board of Directors or management and that her departure is not related to the Company's operations, policies, practices or any issues regarding the integrity of the Company's financial statements or accounting policies and practices.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) ("Country Style Cooking") is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.
Phone: +86-23-8866-8866
E-mail: ir@csc100.com

ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com